FSP Galleria North Corp.

401 Edgewater Place

Wakefield, Massachusetts 01880

December 21, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Cicely LaMothe
Mail Stop 4561

Re:     FSP Galleria North Corp.
Annual Report on Form 10-K for the year ended December 31, 2009
Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-51940

Dear Ms. LaMothe:

FSP Galleria North Corp. (“we”, “our”, “its” or the “Company”) has set forth below a response to the comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) and on the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 (collectively, the “10-Q”) provided by you to me in a letter dated December 8, 2010 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the 10-K and or in the 10-Q, as applicable.

Comment

Form 10-K

Note 2 – Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-7

1.	Please refer to your disclosure on pages 7-8 of your Form 10-K and pages 8-9 of your September 30, 2010 Form 10-Q that your sole property was leased to a single tenant, the lease expired on December 31, 2009, and you have been unable to re-lease your property. Further, refer to your disclosure of several impairment factors, including the current economic downturn and continued decrease in rental rates in Dallas. Please tell us how you considered these factors, along with your current vacancy, in your impairment analysis as of December 31, 2009 and subsequent periods. Describe in detail the assumptions used and the conclusions reached.

United States Securities and Exchange Commission
Attn: Cicely LaMothe, Branch Chief
December 21, 2010

Response

At December 31, 2009 and subsequent periods, we considered both the current occupancy levels and our ability to lease the vacant space as described in the Company’s critical accounting policies. In consideration of the occupancy level and economic factors noted in the 10-K and in the 10-Q, we performed an impairment analysis and confirmed that the sum of undiscounted expected future cash flows based on management’s expectations regarding time to re-lease, rental rates and cost to re-lease the vacancy have exceeded the carrying value of the Property in each analysis. The undiscounted cash flow projections assumes that the building will be converted from a single tenant building to multiple tenants staggered over a three-year period based upon management’s estimates of market conditions for vacancy periods, free rent periods, rental rates, leasing costs and lease terms ranging from 5 to 10 years. The analysis has the cash rents stabilizing over the three-year period and without any significant cash flow from new leases for the first eighteen to twenty-four months.

We believe that it is important to note that the Company has the ability to hold the Property over the ten-year hold period used in the analysis and that the Company has no debt. Because the Company has no debt, there is not a debt maturity factor that could affect hold periods that other companies might need to consider in such an analysis. In addition, there was approximately $9.5 million and $6.6 million of cash on hand at December 31, 2009 and September 30, 2010, respectively. Finally, we may, without the consent of any holder of shares of our Preferred Stock, obtain a revolving line of credit of up to $27,400,000 on commercially reasonable terms to be used for capital improvements or to pay operating expenses of the Property, if needed when a tenant is signed. The Company has neither sought nor obtained a line of credit and,without any existing indebtedness, we believe that the Company would be able to obtain the revolving line of credit, if needed. We considered these facts in estimating our hold period and evaluated market conditions and determined that an impairment charge was not appropriate at each reporting date that is the subject of the Letter.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Attn: Cicely LaMothe, Branch Chief
December 21, 2010

Please contact John Demeritt or Scott H. Carter at (781) 557-1300 with any questions or comments concerning this filing.

Very truly yours,

/s/ Barbara J. Fournier

Barbara J. Fournier

Chief Operating Officer

cc:     Mr. John G. Demeritt

Scott H. Carter, Esq.

Jim Prescott, Braver